

RISK FACTORS

An investment in our 10XTS Inc. ("company" or "10XTS") involves a high degree of risk and the shares of Non-voting Common Stock of 10XTS should not be purchased by persons who cannot afford the loss of their entire investment. Prospective investors should consider carefully the following factors (in addition to the other information presented in the accompanying whitepaper, subscription agreement and other exhibits to the Form C being filed with the SEC pursuant as part of this Regulation Crowdfunding offer, of which this document is a part, collectively the "Offering Documents") in evaluating us and our business.

The Offering Documents contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the Offering Documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe my impact the company.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents or to reflect new information or the occurrence of unanticipated events, except as required by law.

We have a limited operating history.

We were formed in August 2017 and only began marketing our software solution in fiscal year 2018. Because of our limited operating history, the relatively recent development of the XDEX platform, a blockchain ("distributed ledger technology" or "DLT") platform developed by 10XTS, and the emerging nature of our industry, our historical financial information is of limited value in projecting our future results. Our business and future prospects are, therefore, difficult to evaluate and you should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets such as the market for DLT.

We have not been in business long enough to use our operating history as a reliable aid in predicting trends specific to our company, which impairs our ability to make accurate business forecasts. This is particularly true with respect to our DLT products, services and solutions. Because the market for DLT products, services and solutions is rapidly evolving, our operating history will be less relevant to future performance than the operating history of a company in an industry that is not subject to rapid change. In addition, because the market for DLT products, services and solutions is new, we are limited in our ability to refer to industry trends as reliable predictors of our future growth and to react to these trends. These limitations make it more difficult for us to anticipate the need for new products as the market for DLT changes, thus increasing our vulnerability to competition. As a result, we may either fail to increase, or suffer a decrease in, our market shares, resulting in a decrease in our revenues.

Our quarterly revenues and operating results are likely to fluctuate significantly.

Our quarterly revenues and operating results are likely to vary significantly in the future from quarter to quarter. We believe that quarter to quarter comparisons of our revenues and operating results are not meaningful and should not be relied on as indicators of future performance. Our operating expenses are based on our expectations of generating future revenues and are relatively fixed in the short term. We plan to increase our operating expenses to expand our sales and marketing operations, fund greater levels of research and development, develop new alliances, increase our level of services to architect complex solutions, support capabilities and improve our operational and financial systems. If our revenues do not increase along with these expenses, our business would be seriously harmed and net losses in a given quarter would be even larger than expected. Factors that could cause quarterly fluctuations include, but are not limited, to:

- the loss of a significant customer;
- a general economic downturn or increase in interest rates;
- the introduction of new products, services and solutions or changes in pricing policies by us or our competitors; and
- our ability to manage costs.

We anticipate that our quarterly revenues will be especially subject to fluctuation because we anticipate them to be comprised, initially and perhaps for an extended period of time, of a small number of relatively large orders, particularly orders for enterprise DLT systems, and/or related services and solutions. As a result, our quarterly operating results may fluctuate significantly if we are unable to close one or more substantial sales in any given quarter. We generally recognize revenues derived from (i) the sales of nodes, tokens and software licenses at the time of sales, (ii)and the sales of annual support contracts over a twelve-month period, and (iii) the sale of solutions as the solutions are designed built and implemented. Therefore, if we do not book a sufficient number of large orders in a particular quarter, our revenues in future periods could be lower than expected. Our revenues may be affected significantly by our revenue recognition policies and procedures. These policies and procedures may evolve or change over time based on applicable accounting standards and how these standards are interpreted.

Our customers may not accept our DLT product and solutions

Our business model for sales growth depends, in part, upon customer adoption of our products, services and solutions. Our proposed growth strategy and business model will not be achieved if our DLT products, services and solutions are not accepted or not perceived to be effective, reliable and secure. The market for DLT products, services and solutions has only recently begun to develop. Acceptance of our DLT products, services and solutions, and the success of our planned sales growth, could be limited if clients are concerned about:

- the adequacy of security and user privacy;
- the adequacy of DLT infrastructure; and
- the stability of the DLT platforms.

If the market for our DLT products, services and solutions does not grow or grows less than we currently anticipate, our business, financial condition and results of operations could be seriously harmed.

We may fail to generate revenues from our XDEX products, services and solutions.

We expect that sales of our product licenses, services and solutions will constitute a significant part of our revenues. There are significant risks inherent in introducing a product such as the XDEX platform. We may not be able to modify or enhance our XDEX platform on a timely basis, which could make the product unmarketable or obsolete and harm our business. Market acceptance of the XDEX platform will depend on the market for DLT products and solutions. We cannot be certain that such a market will develop. In addition, we cannot be certain that the XDEX platform will meet client performance needs or expectations. If the XDEX platform does not meet client needs or expectations, for whatever reason, upgrading or enhancing the platform could be costly and time consuming and we may be unable to generate significant revenues from the sale of our XDEX products, services and solutions on the XDEX platform.

We have a lengthy sales cycle that could cause delays in our revenue growth.

We anticipate a lengthy period between our initial contact with a potential customer and the purchase of our products, services and solutions. A customer's decision to purchase our products, services and solutions will likely require the commitment to adopting new technology solutions, involves a significant allocation of resources and is influenced by a customer's budgetary cycles. To successfully sell our products, services and solutions, we generally must educate our potential customers regarding the use and benefits of our products, services and solutions, which can require significant time and resources. We anticipate that many of our potential customers are large enterprises that generally take longer to make significant business decisions. Our typical sales cycle is expected to be approximately three to six months. The delay or failure to close sales in a particular quarter could reduce our revenues in that quarter, as well as subsequent quarters over which revenues for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues and our revenue growth, which in-turn would have a material adverse effect on our business and its potential growth.

We must continually enhance our products, services and solutions.

We must continue to enhance and improve the performance, functionality and reliability of our products, services and solutions. The blockchain industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new introduction of products, services and solutions, embodying new technologies and the emergence of new industry standards and practices that could render our products, services and solutions obsolete. In the past, we have discovered that some of our customers desire additional performance and functionality not currently offered by our products. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing products, services and solutions, develop new products, services and solutions that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology and other proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements and/or emerging industry standards, we may lose or fail to attain customers and our revenues may decline or fail to ever achieve desired levels.

Our products may contain defects.

Blockchain platforms as complex as ours often contain unknown and undetected errors or performance problems. Many serious defects are frequently found during the period immediately following the initial introduction of new products, services and solutions or enhancements to existing products, services and solutions. Although we attempt to resolve all errors that we believe would be considered serious by our customers before shipment to them, our products, services and solutions are not error-free. These errors or performance problems could result in lost revenues or delays in customer acceptance and would be detrimental to our business and reputation. We may not be able to detect and correct errors before releasing our products, services and solutions commercially. We cannot assure you that undetected errors or performance problems in our existing or future products, services and solutions will not be discovered timely in the future or that known errors considered minor by us will not be considered serious by our customers. Frequent or serious errors may undermine our customers' confidence in our products, services and solutions and harm our reputation, resulting in lost customers and a decrease in our revenues.

We may not be able to effectively manage our expanding operations.

We anticipate experiencing a period of rapid and substantial growth that may place a strain on our administrative infrastructure.   This expansion could also place a significant strain on our operational, managerial and financial resources. To manage the expected growth of our operations and personnel, we will be required to:

- improve existing and implement new operational, financial and management controls, reporting systems and procedures;
- install enhanced management information systems; and
- hire, train, retain, motivate and manage our employees.

There can be no assurance that our personnel, procedures, systems and controls will be successfully managed or be adequate to successfully support our operations, or that the costs entailed by our expected growth will be managed in a cost-efficient manner. Our inability to expand our operations could cause our expenses to grow and our revenues to increase more slowly than we expected, plateau, or decline and could otherwise harm our business and operations.   We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. There can be no assurance that we will succeed with these efforts and our failure to do so would seriously harm our business.

We may not be able to retain or adequately replace our executive officers.

We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our executive officers. We do not maintain key-person life insurance on our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, or if additional key personnel cannot be hired to replace them, our business and operations may be harmed. All of our executive officers are subject to noncompetition and confidentiality agreements. However, we may not be able to prevent our executive officers, who may resign their positions in the future, from disclosing or using the knowledge, practices or procedures they learned while employed by us. One or more of them may resign and join a competitor or form a competing company, which would harm our business.

We may not be able to hire and retain highly skilled employees.

Our future success depends in large part on our ability to attract and retain highly qualified personnel. The competition for these personnel is intense in our industry, and the industry attrition rate for them is traditionally high. Even if we are able to attract these personnel, we may not be able to successfully train, motivate, manage and retain them. In addition, attracting, training, motivating, retaining and managing these personnel are both time-consuming and expensive. Our failure to attract, assimilate and retain additional qualified personnel would have a material adverse effect on our business and our potential growth.

We may be unable to manage the complexity of conducting our business globally.

We intend to develop and expand our international presence in the future. Conducting business outside of the United States is subject to certain risks, including:

- changes in regulatory requirements and tariffs;

- language barriers;

- difficulties in staffing and managing foreign operations;

- longer payment cycles and greater difficulty in collecting accounts receivable;

- reduced protection of intellectual property rights;

- potentially harmful tax consequences;

- fluctuating exchange rates;

- price controls and other restrictions on foreign currency;

- difficulties in obtaining import and export licenses;

- the burden of complying with a variety of foreign laws; and

- political or economic constraints on international trade or instability.

We might not successfully market, sell or distribute our products, services and solutions in foreign markets and we cannot be certain that one or more of such factors will not materially adversely affect our future international operations, and consequently, our business and future growth.

Our business may be damaged by disruptions in third party systems.

The majority of our communications hardware is managed by Amazon Web Services (AWS). However, unexpected events such as natural disasters, power losses and vandalism could damage our systems. Telecommunications failures, computer viruses, electronic break-ins, earthquakes, fires, floods, other natural disasters or other similar disruptive problems could adversely affect the operation of our systems. Despite precautions we have taken, unanticipated problems affecting our systems in the future could cause interruptions or delays. The failure of our telecommunications provider, which provides us with our Internet connection, to provide sufficient and timely data communications capacity and network infrastructure could cause service interruptions or slower response times and reduce customer demand for our services. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of damage.

We may not be able to obtain additional financing in the future.

We intend to continue to grow our business and operations. We currently anticipate that the net proceeds from this Regulation Crowdfunding offering, together with available funds, will be sufficient to meet our anticipated needs for the next twelve months. However, we may experience more rapid growth than currently anticipated or have to respond to competitive pressures or unanticipated events that might also require us to obtain additional financing. Any required additional financing may be unavailable on terms favorable to us or at all. If additional funds are not available on acceptable terms, our business and operations may be harmed. In addition, if we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and such equity securities may have rights senior to those of the holders of Non-voting Common Stock and any other class or series of the company's currently or then authorized capital stock. If we raise additional funds by incurring debt, our operations may be restricted by the terms of the financing.

We may not be able to adequately protect our proprietary technology.

Our success depends upon our proprietary technology. We rely primarily on copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization or develop similar technology independently. Furthermore, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products, services and solutions or design around any intellectual property rights we currently hold or may acquire in the future.

Third parties may claim that we infringe their proprietary rights.

We cannot assure you that third parties will not claim our current or future products, services and solutions infringe their proprietary rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of products, services and solutions offerings in our market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements or obtain them on terms acceptable to us.

Distributed Ledger Technology Challenges

The promise of DLT's ability to bring efficiency and transparency will only be realized when current technical challenges are overcome. Currently, interacting with DLT is hard. Non-technical users are generally confused, and the learning curve can be daunting.

Launching new DLT tokens is largely a "programmer only" activity. DLT and smart contracts presently require the intervention of experienced programmers who are familiar with the technology at a very deep level. There are many frameworks and functions to learn within the programming environment, none of which are easy to deploy and manipulate.

To work with DLT's to create and manage a smart contract, someone must hire a very expensive programmer with expertise in specific technologies at a very high hourly rate.

There are also a lot of ways to make significant mistakes, ultimately costing lots of money. As already demonstrated with high profile breaches of security, there are many loopholes and areas of consideration which must be thought through to avoid catastrophes down the road.

Security errors and breaches.

The open nature of DLT and smart contract development leaves it susceptible to coding and developer error. As we've seen, major hacks have occurred with specific projects, as well as centralized exchanges, creating significant losses of tokens in the many millions of dollars $USD.

While DLT promises the idea of decentralization, many security breaches have happened. In particular, many have happened due to insecure smart contract coding, insecure wallet breaches, and most importantly, centralized exchanges.

End user experience.

DLT platforms are not particularly user-friendly. The tools for token and smart contract deployment are functional but limited to those who understand how to write many lines of complex code. These tools are not user-friendly at a visual level. Most of it is through text and command line.

For mass adoption of new technology on a global scale, software products and applications must be easy to use to be accessible to non-technical and non-industry users.

The success or failure of our business may be impacted by our ability to develop an end user experience sufficiently accessible to our intended users.

Risk of Litigation

The company's business and the operations and success of the XDEX platform are subject to the risk of litigation by employees, customers, consumers, suppliers, competitors, shareholders, government agencies or others, as applicable, through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of significant and indeterminate amounts, and the magnitude of the potential losses relating to these lawsuits may remain unknown for substantial periods of time.

Specifically, litigation may be necessary to enforce the company's intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement or invalidity. There can be no assurance that the company would prevail in any future litigation. Such litigation, regardless of whether resolved in the company's favor, could be costly.

Third parties may assert claims of infringement or misappropriation of intellectual property rights in proprietary technology against the company for which the company may be liable or have an indemnification obligation. The company cannot ensure that it will not be subject to any claims for the infringement or violation of any third-party intellectual property rights. From time to time, the company may be subject to legal proceedings, which relate to the company's products, services and solutions, or the underlying technology and the intellectual property rights of others, particularly as the company expands the complexity and scope of its business and that of the XDEX platform.

Generally, if third parties are successful in their claims, the company may have to pay substantial damages, account for profits derived from the alleged infringing acts, and cease to use certain technologies or take other actions that could be detrimental to its business. As a result of intellectual property infringement claims, or to avoid such claims, the company may be prohibited from selling or licensing to others any product that it may develop, unless the patent or copyright holder grants a license of the relevant intellectual property to the company, which the patent or copyright holder is not obligated to do.

In addition to intellectual property claims, other lawsuits, including, but not limited to, class actions and regulatory actions, that are adverse to the company or settled by the company, may result in liability that materially affects its financial statements as a whole, or adversely affects its operating results or the development, launch and/or operations of the XDEX platform and the development of tokens if changes to the company's business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect people's perception of the company's business, the XDEX platform and/or tokens, regardless of whether the allegations are valid, or the company is ultimately found liable. Accordingly, litigation may adversely affect its business and financial condition.

As of the date of this Regulation Crowdfunding offering, the company is not subject to any litigation or other legal proceedings.

The company may be forced to cease operations.

It is possible that, due to any number of reasons, including, but not limited to, failure to comply with all applicable federal, state, foreign, and local regulatory and administrative requirements, the inability to develop tokens capable of being commercially sustained as a digital token for use on the XDEX platform, the failure of commercial relationships, the failure to consummate business transactions, or intellectual property ownership challenges, the company may no longer be able to develop and launch the XDEX platform or operate the platform or itself, and the company may dissolve or take actions that result in its dissolution.

Political, economic and regulatory conditions in United States and globally.

Political and economic conditions and regulatory regimes in countries in which the company and the platform operates pose risks to the development, launch and operations of the XDEX platform. The success of the company, the development, launch and/or operations of the XDEX platform and the development of tokens will be significantly impacted by changing external economic conditions in the United States and the global economy. Economic conditions in each of the countries in which the company operates, or in which the company and the XDEX platform may operate in the future, may change rapidly and/or significantly as a result of domestic or global circumstances or events, such as the 2008 global financial crisis. The stability and sustainability of growth in global economies may be impacted by terrorism or acts of war. The availability, unavailability or hindered operation of external credit markets, equity markets and other economic systems, which the company may depend upon to achieve its objectives and those of the XDEX platform, may have a significant negative impact on the company's operations and profitability, the development, launch and/or operations of the XDEX platform and the development of tokens. Other factors that may result in conditions changing include: population growth rates; internet user growth rates; rates of gross domestic product (GDP) growth; changes in per capita wealth, interest, and inflation rates; political or policy changes; and technology changes. Lower levels of economic activity in any of the jurisdictions where the company offers its solutions and/or operates the platform would adversely affect the level of sales and margins, thereby reducing the profitability of the company and, potentially, the success and penetration of the XDEX platform and equity tokens. The company operates in, and may expand its operation in the future to, certain countries that present unknown additional risks and there can be no assurance that the manifestation of such risks will not have an adverse effect on the company's operations, the development, launch and/or operations of the XDEX platform and the development of tokens.

The company has not received any authorization from regulators in the United States or any other jurisdiction.

The company has not received any authorization or approval from US federal or state regulators or the regulators of any other jurisdiction. The company's failure to obtain prior, requisite regulatory authorization in a jurisdiction where it operates, or the refusal of a regulator to grant such authorization in a jurisdiction where the company operates or may wish to operate, could prevent the company from maintaining or expanding its business and have a material adverse effect on the development, launch and/or operations of the XDEX platform and the development of tokens.

The regulatory regime governing DLT, cryptocurrencies, tokens, and token offerings is uncertain.

Developments in regulations in the United States or in other jurisdictions may alter the nature of the company's business or restrict the use of DLT assets or the operation of a DLT network upon which the company and the XDEX platform will rely in a manner that adversely affects the company's business, the development and/or operation of the XDEX platform or the development and/or utilization of equity tokens.

As DLT networks and DLT assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in them and, in some cases, regulate their use and operation. In the case of virtual currencies, US state regulators like the New York Department of Financial Services, have created new regulatory frameworks. Other states, such as Texas, have published guidance as to how their existing regulatory frameworks apply to virtual currencies. Other states have amended their state's statutes to apply existing licensing regimes to virtual currencies. Treatment of virtual currencies continues to evolve under US federal law as well. Both the US Department of the Treasury and the US Commodity Futures Trading Commission (CFTC), for example, have published guidance on the treatment of virtual currencies like Bitcoin. Further, the IRS released guidance on virtual currencies classifying virtual currencies such as Bitcoin and Ether as property for the purposes of US federal income taxes. Both US federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of DLT assets is of particular relevance to the company's business and the platform. Neither the SEC nor the CFTC has formally asserted exclusive regulatory authority over any particular DLT network. The CFTC has publicly taken the position that certain DLT assets are commodities, but the SEC has not officially taken the position that all DLT assets are securities; rather, it is a facts and circumstances test. To the extent that a US government or quasi-governmental agency exerts regulatory authority over a DLT network, including one upon which the company's business relies, or a DLT asset, the company's business and the functionality of the XDEX platform and equity tokens may be adversely affected.

On July 25, 2017, the SEC issued an investigative report cautioning market participants that offers and sales of digital assets by "virtual" organizations are subject to the requirements of the US federal securities laws. The report, entitled "Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO" (the "**DAO Report**"), found that tokens offered and sold by a "virtual" organization known as "The DAO" were securities and were therefore subject to the US federal securities laws. The DAO Report confirmed that issuers of distributed ledger or DLT- based securities must register offers and sales of such securities with the SEC and applicable state securities regulators unless a valid exemption applies.

On March 6, 2018, in *CFTC vs. Patrick K. McDonnell and CabbageTech, Corp. d/b/a Coin Drop Markets*, the United States District Court for the Eastern District of New York, held that the CFTC currently has concurrent regulatory jurisdiction over virtual currencies as commodities as defined under the US Commodity Exchange Act. The court further held that the CFTC's jurisdiction to regulate virtual currencies as commodities does not preclude other agencies from exercising their regulatory power when virtual currencies function differently than commodities typically subject to derivatives contract.

Certain non-US regulators have also released statements or issued some form of guidance regarding their position on "initial coin offerings" and token sales. The company's business, the development, launch and/or operations of the XDEX platform and the development and functionality of tokens could be adversely affected by regulations that restrict the use of cryptocurrencies or digital assets, such as equity tokens.

There is no public market for our stock.

There is no public or other trading market for the Non-Voting Common Stock offered for sale in the Offering Documents. We cannot assure you that any market will develop or be sustained in the future. If a public market does develop for our Non-Voting Common Stock or any other class or series of our capital stock, factors such as our announcements about performance, failure to meet securities analysts' expectations, government regulatory action, and market conditions for any such capital stock in particular or technology stocks in general could have a material adverse effect on the price of our Non-Voting Common Stock.

There are restrictions on the transfer of Non-Voting Common Stock.

The Non-Voting Common Stock offered for sale in the Offering Documents will be restricted securities under U.S. federal and applicable state securities laws and, as such, may not be transferred, sold or otherwise disposed of in the United States, except as permitted under U.S. federal and state securities laws, pursuant to registration or exemption therefrom. Prospective investors should be prepared to hold such shares for an indefinite period of time. We cannot assure you that we will ever conduct an initial public offering or that we will be able to register the Non-Voting Common Stock offered hereby with the SEC or applicable state securities regulators. Even if we were to be successful in registering shares of our capital stock at some point in the future (and there is no guarantee that such effort will be undertaken), the market price of our Non-Voting Common Stock may decline significantly due to a large number of shares registered and sold under registration rights that could be granted to our investors in the future.

In addition to the restrictions on transfer of shares of Non-Voting Common Stock pursuant to applicable U.S. federal and applicable state securities laws, the transfer of Non-Voting Common Stock is also restricted by a right of first refusal benefiting the company pursuant to Article VI §6.12 of the company's amended and restated bylaws (a copy of which is included with the Offering Documents). Any transferee of a purchaser's shares of Non-Voting Common Stock would be subject to the same transfer restrictions. Notwithstanding the company's operating results and financial condition, the existence of this transfer restriction in the company's amended and restated bylaws could negatively impact the value or marketability of shares of Non-Voting Common Stock acquired by a purchaser.

The Non-Voting Common Stock is subject to Company Redemption at the option of the Company pursuant to the Subscription Agreement.

Shares of Non-voting Common Stock acquired pursuant to the form of subscription agreement included in the Offering Documents as part of this Regulation Crowdfunding offering are subject to redemption by the company in accordance with §9 thereof. Notwithstanding the company's operating results and financial condition, or the positive impact such circumstances could have on the fair market value price per share contemplated by such redemption provisions, the existence of this this right of the Company to reacquire shares of Non-Voting Common Stock pursuant to the subscription agreement could negatively impact the value and/or marketability of shares of Non-Voting Common Stock acquired by a purchaser in any subsequent effort to sell such shares by a purchaser.

The utilization of DLT blockchain for the company's share register may negatively impact the value of the Non-Voting Common Stock.

As noted in the whitepaper included as part of the Offering Documents, the company's capital stock, including the Non-voting Common Stock shares included in the Regulation Crowdfunding offering are not certificated. Additionally, the company intends to migrate its capital stock share register to DLT blockchain technology on its XPEDX platform. Under the company's amended and restated bylaws the company's board of directors has the authority to determine the availability and degree of transparency it may utilize with regard to access to historical transfer data reflected on the DLT blockchain share ledger. Utilization of a DLT blockchain share ledger is a novel practice that may include the capture and dissemination of information that is not typically recorded by an issuer such as the company in a conventional share ledger or made available by an issuer to its shareholders or other market participants holding or acquiring such company's capital stock. Categories of data that may be captured on the company's DLT blockchain share ledger are, with respect to other companies, especially publicly traded companies, often times captured or reported by exchanges, transfer agents, broker/dealers, and/or other intermediaries and the subject of separate agreements between such a company and/or such a company's shareholder(s) on the one hand, and any one or more of such intermediaries on the other hand.

Article V, §5.1 grants the board of directors of the company broad latitude to determine what information/datasets are recorded in the DLT blockchain share ledger and associated electronic data systems and the terms of access to the DLT blockchain share ledger and associated electronic data systems. The determinations made by the board of directors with regard to the particular datasets recorded and the accessibility thereto on the DLT blockchain share ledger may negatively impact the value and marketability of the Non-voting Common Stock shares and other shares of the company's capital stock.

The purchase price of Non-Voting Common Stock offered hereby may not reflect the value of the shares.

The per share purchase price of the Non-Voting Common Stock has been determined by the company. We cannot assure you that this price will accurately reflect the value of the Non-Voting Common Stock offered hereby or that such price may be realized upon disposition of these shares of common.

We have never paid cash dividends on our capital stock.

Our policy is to retain earnings to provide funds for the operation and expansion of our business and, accordingly, we have never paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and therefore do not anticipate paying cash dividends in the foreseeable future. Future decisions regarding the payment or declaration of cash dividends on our capital stock will be made by our board of directors and will depend on our results of operations, financial position, capital requirements, general business conditions, regulatory or contractual restrictions on the payment of dividends and other factors the board of directors deems relevant.

You will experience immediate and substantial dilution of the value of your investment.

The per share purchase price of the Non-Voting Common Stock offered hereby is substantially higher than our net tangible book value per share. As a result, you will experience immediate and substantial net tangible book value dilution. To the extent outstanding warrants or options are exercised following this offering, your investment will be further diluted.

Common stockholders will have no refund rights or similar features.

After issuance, holders of shares of the company's Non-voting Common Stock will have no right to return their shares of such stock to the company or to receive a refund or otherwise require the company to exchange any amount of Non-voting Common Stock for fiat currency. As a result, if there is not sufficient demand or interest in 10XTS products, services and solutions, or if there are limits on the transferability of, or limited liquidity for, Non-voting Common Stock, purchasers may lose all or a portion of their investment.

Purchasers may lack information for monitoring their investment.

A purchaser may not be able to obtain all information it wants or requests regarding the company, its products, services and solutions, and/or its capital stock, including the Non-Voting Common Stock. In addition, even if a purchaser does receive such information, it may not receive it on a timely basis. It is possible that purchasers may not be aware of materially adverse changes that have occurred with respect to the company, the products, solutions, and equity tokens in a timely manner. As a result of these difficulties, as well as other uncertainties, a purchaser may not have accurate or accessible information relating to their purchase, which could prevent them from taking actions with the potential to prevent adverse consequences relating to their investment, such as a decrease in value or total loss. See "Notice to Purchasers – Available Information" for more information.